March 16, 2016

VIA EDGAR

Jennifer Gowetski

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Vistana Signature Experiences, Inc.

Registration Statement on Form 10-12G

File No. 000-55548

Dear Ms. Gowetski:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form 10-12G of Vistana Signature Experiences, Inc. (the “Company”) so that it may become effective at 4:00 p.m., Eastern Time, on March 17, 2016, or as soon as possible thereafter.

In connection with this request, we acknowledge the following:

1.                          Should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                          The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                          The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature appears on the next page]

Very truly yours,

Vistana Signature Experiences, Inc.

By:	/s/ Stephen G. Williams
	Name:	Stephen G. Williams
	Title:	Senior Vice President, Chief Operating Officer

cc:                          Via Email

Stephen G. Williams, Vistana Signature Experiences, Inc.

Barbara E. Overton, Vistana Signature Experiences, Inc.

Kristen Prohl, Starwood Hotels & Resorts Worldwide, Inc.

Jason Cohen,  Starwood Hotels & Resorts Worldwide, Inc.